SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

December 23, 2021

Securities and Exchange Commission - SEC

Dear Sirs and Mesdames:

We hereby notify you that the Board of Directors of Credicorp Ltd. (“Credicorp”), in its session held on December 23, 2021, resolved that, subject to the provisions of Credicorp’s Dividend Policy, the Board expects that Credicorp will declare dividends, if any, in the month of April or thereafter, once Credicorp’s subsidiaries have agreed the declaration and date of payment of any dividends in their respective shareholder and board meetings. This decision was made in accordance with Credicorp’s Dividend Policy.

In addition, Credicorp published on its website the attached Press Release directed to shareholders.

The information in this Form 6-K regarding the expected time for Credicorp’s declaration of dividends in the forthcoming years has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Facts and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency).

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative